Aetos Capital Multi-Strategy Arbitrage Fund, LLC

875 Third Avenue

New York NY 10022

VIA EDGAR

March 16, 2006

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	AETOS CAPITAL MULTI-STRATEGY ARBITRAGE FUND, LLC (the “Fund”)
Application for Withdrawal of Post-Effective Amendment No. 3 / Amendment No. 5
to Registration Statement on Form N-2
(Securities Act File No. 333-132326, Investment Company Act File No. 811-21061)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Fund hereby makes this application for withdrawal of the Post-Effective Amendment No. 3 to Registration Statement under the Securities Act / Amendment No. 5 to Registration Statement under the Investment Company Act on Form N-2 (Securities Act File No. 333-132326, Investment Company Act File No. 811-21061; with such Post-Effective Amendment No. 3 / Amendment No. 5 being the “Prior Filing”), which we filed with the Securities and Exchange Commission (the “Commission”) on March 10, 2006 (Accession No. 0000897204-06-000027). None of the Fund’s securities have been sold in connection with the Prior Filing, and the Prior Filing has not been declared effective by the Commission.

The Prior Filing was filed under Rule 462(b) under the Securities Act (“Rule 462(b)”), to register additional limited liability company interests (“Interests”) of the Fund pursuant to such rule. Due to a logistical error, the Prior Filing was inadvertently filed using the EDGAR code for the filing of an initial registration statement on Form N-2 (resulting in the assignment of a new Securities Act registration number for the Fund’s continuous offering of its Interests), rather than the EDGAR code appropriate for the filing of a post-effective amendment under Rule 462(b). Accordingly, we hereby request that the Prior Filing be withdrawn. In connection thereof, the Fund is re-filing, on or about the date hereof, a post-effective amendment to its registration statement under Rule 462(b) Registration Statement on Form N-2 (Securities Act File No. 120046; Investment Company Act File No. 811-21061) to register such additional Interests, utilizing the EDGAR code appropriate for such filings.

Pursuant to the foregoing, we hereby respectfully request that a written order granting the withdrawal of the Prior Filing be issued by the Commission as soon as possible. Please fax a copy of the written order as soon as it is available to the attention of the undersigned at (212) 201-2525, and to the attention of our counsel, Jeremy Senderowicz of Clifford Chance US LLP, at (212) 878-8375.

If you have any questions regarding this application, please do not hesitate to contact Mr. Senderowicz at (212) 878-3412.

Very truly yours,

AETOS CAPITAL MULTI-STRATEGY ARBITRAGE FUND, LLC

By:	/s/ Harold Schaaff
Harold Schaaff Vice President